SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of December, 2009

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - SAVE THE DATE - COPA HOLDINGS FOURTH ANNUAL INVESTOR DAY TO BE HELD MARCH 4, 2010 IN PANAMA CITY

Contact:	Joseph Putaturo
(507) 304-2677

SAVE THE DATE - COPA HOLDINGS FOURTH ANNUAL INVESTOR DAY TO BE HELD MARCH 4, 2010 IN PANAMA CITY

PANAMA, December 18, 2009.  Copa Holdings S.A. (NYSE: CPA) will be hosting its Fourth Annual Investor Day in Panama City on March 4, 2010.  This event, held for analyst and investors, will showcase presentations from Copa Holdings’ management team.

The agenda for Copa Holdings’ Investor Day is the following:

Preliminary Agenda for COPA DAY 2010
March 4, 2010 (Thursday)

Time		Speaker
11:30-12:00	CEO Welcome / Business Overview	Pedro Heilbron – CEO
12:00-12:30	Financial Overview	Victor Vial – CFO
12:30-13:30	LUNCH / GUEST SPEAKER	To be announced
13:30-14:00	Operations Overview	Dan Gunn – SVP Operations
14:00-14:30	Commercial Overview/Growth Plan	Joe Mohan - VP Commercial
14:30-15:00	BREAK
15:00-15:30	AeroRepublica Overview	Roberto Junguito - CEO AeroRepublica
15:30-16:00	Q&A Session	Management Panel
16:00	End of Activities

You may confirm your participation in this event by February 19, 2010, by accessing our Investor Relations website at http://investor.shareholder.com/copa/events.cfm. Should you need more information please contact our Investor Relations Department at (507) 304-2476 or email: suarauz@copaair.com.

About Copa Holdings, S.A.:

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  Copa Airlines currently offers approximately 152 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines.  Aero Republica provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Barranquilla, Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Aero Republica has international flights from Colombia to Caracas and Quito.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 12/18/2009
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO